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                                                                    Exhibit 4.47

                             AMALGAMATION AGREEMENT

                  THIS AMALGAMATION AGREEMENT is made as of September 1st, 2001.

BETWEEN:

                      GLOBAL COMMUNICATIONS LIMITED, a corporation continued under the laws of Manitoba

                      ("GCL")

                      -and-

                      CANWEST BROADCASTING (2001) LTD., a corporation amalgamated under the laws of Manitoba

                      ("CBL")

                      - and -

                      CANWEST TELEVISION INC., a corporation continued under the laws of Manitoba

                      ("CTI")

                      - and -

                      CANWEST PROPERTIES LIMITED, a corporation incorporated under the laws of Manitoba

                      ("PROPERTIES")

                      - and -

                      4434129 MANITOBA LTD., FORMERLY 3649091 CANADA LTD., a corporation continued under the laws of Manitoba

                      ("CJNT CO.")

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RECITALS:

                  WHEREAS GCL, CBL, CTI, Properties and CJNT Co. have agreed to amalgamate and continue as one corporation under the name Global Communications Limited pursuant to The Corporations Act (Manitoba) and upon and subject to the terms and conditions set forth in this agreement;

                  AND WHEREAS the authorized capital of GCL consists of an unlimited number of Class A common shares, an unlimited number of Class B common shares, an unlimited number of Class C common shares, an unlimited number of Class A preferred shares, an unlimited number of Class B preferred shares, an unlimited number of Class C preferred shares and an unlimited number of Class D preferred shares of which 892,804 Class A common shares, 173,901 Class B common shares, 100 Class C common shares, 1 Class A preferred share and 1 Class B preferred share are issued and outstanding.

                  AND WHEREAS the authorized capital of CBL consists of 100,000 Common Shares and 900,000 Preferred Shares of which 52,477 Common Shares are issued and outstanding;

                  AND WHEREAS the authorized capital of CTI consists of an unlimited number of Class A Common shares, an unlimited number of Class B Common shares, an unlimited number of Class A Preference shares and an unlimited number of Class B Preference shares of which one hundred (100) Class B Common shares and 36,793,544 Class A Preference shares are issued and outstanding;

                  AND WHEREAS the authorized capital of Properties consists of an unlimited number of Class A Common shares, an unlimited number of Class B Common shares, an unlimited number of Class A Preference shares, an unlimited number of Class B Preference shares, an unlimited number of Class C Preference shares, an unlimited number of Class D

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Preference shares, an unlimited number of Class E Preference shares and an unlimited number of Class F Preference shares of which 1 Class A Common share, 92,000 Class A Preference shares, 1,322,833 Class E Preference shares and 1,340,000 Class F Preference shares are issued and outstanding;

                  AND WHEREAS the authorized capital of CJNT Co. consists of an unlimited number of Class A common shares, an unlimited number of Class B common shares, an unlimited number of Class C common shares, an unlimited number of Class D common shares, an unlimited number of Class A preference shares, an unlimited number of Class B preference shares, an unlimited number of Class C preference shares, an unlimited number of Class D preference shares, an unlimited number of Class E preference shares and an unlimited number of Class F preference shares of which one hundred (100) Class A common shares are issued and outstanding;

                  AND WHEREAS upon the Amalgamation the issued and outstanding shares of each of CTI, CBL, Properties and CJNT Co. will be cancelled;

                  AND WHEREAS upon the Amalgamation:

         (a) each issued Class A common share of GCL will be converted into one issued and outstanding Class A common share of the Amalgamated Corporation;

         (b) each issued Class B common share of GCL will be converted into one issued and outstanding Class B common share of the Amalgamated Corporation;

         (c) each issued Class C common share of GCL will be converted into one issued and outstanding Class C common share of the Amalgamated Corporation;

         (d) each issued Class A preferred share of GCL will be converted into one Class A preferred share of the Amalgamated Corporation; and

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         (e)      each issued Class B preferred share of GCL will be converted into one Class B preferred share of the Amalgamated
                  Corporation.

                  AND WHEREAS it is desirable that the Amalgamation should be effected;

                  NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged) the parties agree as follows:

1.       INTERPRETATION

                  In this Agreement, the terms set out below shall have the meanings set out below unless the context otherwise requires:

1.1.     "ACT" means The Corporations Act (Manitoba);

1.2. "AGREEMENT" means this amalgamation agreement and all schedules attached to this agreement;

1.3. "AMALGAMATED CORPORATION" means the corporation continuing from the amalgamation of the Amalgamating Corporations;

1.4. "AMALGAMATING CORPORATIONS" means GCL, CTI, CBL, Properties and CJNT Co. and "Amalgamating Corporation" means any one of them;

1.5. "AMALGAMATION" means the amalgamation of the Amalgamating Corporations as contemplated in this Agreement;

1.6. "EFFECTIVE DATE" means the date when the Amalgamation becomes effective as set forth in the certificate of amalgamation issued pursuant to the Act in respect of the Amalgamation and determined in accordance with section 2 of this Agreement;

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                  Words and phrases used but not defined in this Agreement and defined in the Act shall have the same meaning in this Agreement as in the Act unless the context or subject matter otherwise requires.

2.       AMALGAMATION

         (a) Subject to this section 2, the Amalgamating Corporations do hereby agree to amalgamate pursuant to section 177 of the Act at and as of the Effective Date and to continue as one corporation under the Act and under the terms and conditions set out in this Agreement.

         (b)      The Effective Date shall be on the 1st day of September, 2001.

3.       NAME

                  The name of the Amalgamated Corporation will be Global Communications Limited.

4.       REGISTERED OFFICE

                  The registered office of the Amalgamated Corporation will be in the City of Winnipeg, in the Province of Manitoba and shall be located therein at the 31st Floor, TD Centre, 201 Portage Avenue, Winnipeg, Manitoba R3B 3L7.

5.       AUTHORIZED CAPITAL

                  The Amalgamated Corporation is authorized to issue an unlimited number of Class A common shares, an unlimited number of Class B common shares, an unlimited number of Class C common shares, an unlimited number of Class A preferred shares, an unlimited number of Class B preferred shares, an unlimited number of Class C preferred shares and an unlimited number of Class D preferred shares.

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                  The rights, privileges, restrictions and conditions attaching to such classes of shares are set out in Schedule A to this Agreement.

6.       BUSINESS

                  There will be no restrictions on the business which the Amalgamated Corporation may carry on or on the powers it may exercise.

7.       PRIVATE COMPANY RESTRICTIONS

         (a) The right to transfer shares of the Amalgamated Corporation shall be restricted in that no share in the capital of the Amalgamated Corporation shall be transferred without the consent of the directors expressed by the votes of a majority of the directors at a meeting of directors or by an instrument or instruments in writing signed by a majority of the directors.

         (b) The number of shareholders of the Amalgamated Corporation, shall be limited to fifty (50), not including persons who are in its employment and exclusive of persons who, having been formerly in the employment of the Amalgamated Corporation, were, while in that employment, and have continued after the termination of that employment to be shareholders of the Amalgamated Corporation, two or more persons holding one (1) or more shares being counted as a single shareholder.

         (c) Any invitation to the public to subscribe for securities of the Amalgamated Corporation is prohibited.

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8.       NUMBER OF DIRECTORS

         (a) The board of directors of the Amalgamated Corporation will, until otherwise changed in accordance with the Act, consist of a minimum number of one and a maximum number of ten directors.

         (b) The number of directors of the Amalgamated Corporation will initially be four (4) and the actual number of directors of the Amalgamated Corporation within the minimum and maximum number may be determined from time to time by resolution of the directors. Any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.

9.       FIRST DIRECTORS

                  The first directors of the Amalgamated Corporation will be the persons whose names and municipalities of residence are identified in Schedule B to this Agreement. Such directors will hold office until the next annual meeting of shareholders of the Amalgamated Corporation or until their successors are elected or appointed.

10.      BY-LAWS

                  The by-laws of the Amalgamated Corporation, until repealed, amended or altered, will be the by-laws of GCL.

11.      AMALGAMATION

                  On the Effective Date:

         11.1.    each issued and outstanding share of CBL will be cancelled;

         11.2.    each issued and outstanding share of CTI will be cancelled;

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         11.3.    each issued and outstanding share of Properties will be
                  cancelled;

         11.4. each issued and outstanding share of CJNT Co. will be cancelled;

         11.5. each issued and outstanding Class A common share of GCL will be converted into one issued and outstanding Class A common share of the Amalgamated Corporation;

         11.6. each issued and outstanding Class B common share of GCL will be converted into one issued and outstanding Class B common share of the Amalgamated Corporation;

         11.7. each issued and outstanding Class C common share of GCL will be converted into one issued and outstanding Class C common share of the Amalgamated Corporation;

         11.8. each issued and outstanding Class A preferred share of GCL will be converted into one issued and outstanding Class A preferred share of the Amalgamated Corporation; and

         11.9. each issued and outstanding Class B preferred share of GCL will be converted into one issued and outstanding Class B preferred share of the Amalgamated Corporation.

12.      STATED CAPITAL

                  The stated capital attributable to each class of shares of the Amalgamated Corporation issued pursuant to Section 11 on the conversion of shares of the Amalgamating Corporations shall be the aggregate of the stated capital attributable to the shares so converted into that class.

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13.      TERMINATION

                  At any time prior to the Effective Date, this Agreement may be terminated by the board of directors of each Amalgamating Corporation, notwithstanding the approval of this Agreement by the shareholders of the Amalgamating Corporations.

14.      FILING OF DOCUMENTS

                  Subject to section 13, the Amalgamating Corporations will jointly file with the Director under the Act articles of amalgamation and any other documents required to be filed under the Act in order to effect the Amalgamation.

15.      GOVERNING LAW

                  This Agreement will be governed by and construed in accordance with the laws of the Province of Manitoba and the federal laws of Canada applicable therein.

16.      FURTHER ASSURANCES

                  Each of the parties to this Agreement agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Agreement.

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17.      COUNTERPARTS

                  This Agreement may be signed in counterparts and each counterpart will constitute an original document and the counterparts, taken together, will constitute one and the same instrument.

                  IN WITNESS WHEREOF the parties hereto have executed this Agreement.

                            GLOBAL COMMUNICATIONS LIMITED

                            by: /S/ P. A. HARROD
                                ----------------

                            CANWEST BROADCASTING (2001) LTD.

                            by: /S/ P. A. HARROD
                                ----------------

                            CANWEST TELEVISION INC.

                            by: /S/ P. A. HARROD
                                ----------------

                            CANWEST PROPERTIES LIMITED

                            by: /S/ P. A. HARROD
                                ----------------

                            4434129 MANITOBA LTD. (FORMERLY 3649091 CANADA LTD.)

                            by: /S/ P. A. HARROD
                                ----------------

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                                   SCHEDULE A

                  The Class A common shares, the Class B common shares, the Class C common shares, the Class A preferred shares, the Class B preferred shares, the Class C preferred shares and the Class D preferred shares shall have attached thereto the rights, privileges, restrictions and conditions hereinafter set forth:

                       ARTICLE 1. - CLASS A COMMON SHARES

1.1. VOTING RIGHTS - The holders of the Class A common shares (1) shall have full voting rights for the election of directors and for all other purposes whatsoever, (2) shall have one such vote for each Class A common share held and
(3) shall be entitled to be given or to receive notice of and to attend all meetings of the shareholders of the Corporation.

1.2. DIVIDEND RIGHTS - The holders of the Class A common shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Class A common shares, the board of directors may in their sole discretion declare dividends on the Class A common shares to the exclusion of any other class of shares of the Corporation.

1.3. PARTICIPATION UPON LIQUIDATION, DISSOLUTION OR WINDING-UP - In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A common shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in

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priority to or rateable with the holders of the Class A common shares, be entitled to participate rateably with the. holders of the Class B common shares and the Class C common shares in any distribution of the assets of the Corporation.

                       ARTICLE 2. - CLASS B COMMON SHARES

2.1. VOTING RIGHTS - The holders of the Class B common shares, as such, shall not be entitled to receive notice of or to attend or vote at any meeting or meetings of the shareholders of the corporation.

2.2. DIVIDEND RIGHTS - The holders of the Class B common shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Class B common shares, the board of directors may in their sole discretion declare dividends on the Class B common shares to the exclusion of any other class of shares of the Corporation.

2.3. PARTICIPATION UPON LIQUIDATION, DISSOLUTION OR WINDING-UP - In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class B common shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Class B common shares, be entitled to participate rateably with the holders of the Class A common shares and the Class C common shares in any distribution of the assets of the Corporation.

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                       ARTICLE 3. - CLASS C COMMON SHARES

3.1. VOTING RIGHTS - The holders of the Class C common shares (1) shall have full voting rights for the election of directors and for all other purposes whatsoever, (2) shall have two such votes for each Class C common share held; and (3) shall be entitled to be given or to receive notice of and to attend all meetings of the shareholders of the Corporation.

3.2. DIVIDEND RIGHTS - The holders of the Class C common shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Class C common shares, the board of directors may in their sole discretion declare dividends on the Class C common shares to the exclusion of any other class of shares of the Corporation.

3.3. PARTICIPATION UPON LIQUIDATION, DISSOLUTION OR WINDING-UP - In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class C common shares shall, subject, to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Class C common shares, be entitled to participate rateably with the holders of the Class A common shares and the Class B common shares in any distribution of the assets of the Corporation.

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                      ARTICLE 4. - CLASS A PREFERRED SHARES

4.1. VOTING RIGHTS - The holders of the Class A preferred shares, as such, shall not be entitled to receive notice of or to attend or vote at any meeting or meetings of the shareholders of the Corporation.

4.2. DIVIDEND RIGHTS - The holders of the Class A preferred shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Class A preferred shares, the board of directors may in their sole discretion declare dividends on the Class A preferred shares to the exclusion of any other class of shares of the Corporation.

4.3. PARTICIPATION UPON LIQUIDATION, DISSOLUTION OR WINDING-UP - In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A preferred shares shall be entitled to receive from the assets of the Corporation a sum equivalent to the aggregate Redemption Amount (as hereinafter defined) of all Class A preferred shares held by them respectively before any amount shall be paid or any assets of the Corporation distributed to the holders of any Class A common shares, Class B common shares, Class C common shares or Class B preferred shares or shares of any other class ranking junior to the Class A preferred shares. After payment to the holders of the Class A preferred shares of the amount so payable to them as above provided they shall not be entitled to share in any further distribution of the assets of the Corporation.

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4.4.     REDEMPTION AT OPTION OF HOLDER - A holder of Class A preferred shares shall be entitled to require the Corporation to redeem, subject to the requirements of The Corporations Act (Manitoba) as now enacted or as the same may from time to time be amended, re-enacted or replaced, at anytime or times all or any of the Class A preferred shares held by such holder by tendering to the Corporation at its registered office a share certificate or certificates representing the Class A preferred shares which the holder desires to have the Corporation redeem together with a request in writing specifying (i) that the holder desires to have the Class A preferred shares represented by such certificate or certificates redeemed by the Corporation and, if only part of the shares represented by such certificate or certificates is to be redeemed, the number thereof so to be redeemed and (ii) the business day (herein referred to in this Article 4 as the "Redemption Date") on which the holder desires to have the Corporation redeem such Class A preferred shares. The Redemption Date shall be not less than 30 days (or such shorter period to which the Corporation may consent) after the day on which the request in writing is given to the Corporation. Upon receipt of a share certificate or certificates representing the Class A preferred shares which the holder desires to have the Corporation redeem together with such a request the Corporation shall on the Redemption Date redeem such Class A preferred shares by paying to such holder the Redemption Amount (as hereinafter defined) for each such Class A preferred share being redeemed. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada (or, with the consent of the holder, by any other means of immediately available funds or, with the consent of the holder, by the issuance to the holder of a promissory note of the Corporation payable upon demand without interest or, if all of the holders of the Class A preferred shares consent, by the distribution of assets of the Corporation or by any other means). If a part only of the shares represented by any

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certificate are redeemed a new certificate for the balance shall be issued at the expense of the Corporation. The said Class A preferred shares shall be redeemed on the Redemption Date and from and after the Redemption Date the holder of such shares shall cease to be entitled to dividends and shall not be exercise any of the rights of a holder of Class A preferred shares in respect thereof unless payment of the Redemption Amount is not made on the Redemption Date, in which event the rights of the holder of the said Class A preferred shares shall remain unaffected.

4.5. REDEMPTION BY CORPORATION - The Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Class A preferred shares on payment of an amount for each share to be redeemed equal to the quotient of the fair market value of such consideration, including any transfer of assets to the Corporation, as is received by the Corporation for the issuance of the Class A preferred shares divided by the number of Class A preferred shares so issued, such quotient being herein referred to in this Article 4 as the "Redemption Price", plus all declared and unpaid dividends thereon, the whole constituting and being herein referred to in this Article 4 as the "Redemption Amount". Such fair market value shall be determined by the board of directors of the Corporation in accordance with generally accepted valuation principles.

4.6. IDEM - In the case of redemption of Class A preferred shares under the provisions of clause 4.5 hereof, the Corporation shall at least 21 days (or, if all of the holders of the Class A preferred shares consent, such shorter period to which they may consent) before the date specified for redemption mail (or, with the consent of any particular holder, otherwise deliver) to each person who at the date of mailing (or delivery, as the case may be) is a holder of Class A preferred shares to be redeemed a notice in writing of the intention of the Corporation to redeem

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such Class A preferred shares. Such notice shall (subject to the consent of any particular holder referred to above) be mailed by letter, postage prepaid, addressed to each such holder at his address as it appears on the records of the Corporation or in the event of the address of any such holder not so appearing then to the last known address of such holder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof so to be redeemed. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the holders of the Class A preferred shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates representing the Class A preferred shares called for redemption. Such payment shall be made by certified cheque payable at par at any branch of the Corporation's bankers in Canada (or, with the consent of any particular holder, by any other means of immediately available funds or, with the consent of any particular holder, by the issuance to such holder of a promissory note of the Corporation payable upon demand without interest or, if all of the holders of the Class A preferred shares consent, by the distribution of assets of the Corporation or by any other means). If a part only of the shares represented by any certificate are redeemed a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified for redemption in any such notice the holders of the Class A preferred shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Class A preferred shares in respect thereof unless payment of the Redemption Amount is not made upon presentation of certificates

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in accordance with the foregoing provisions, in which case the rights of the holders of the said Class A preferred shares shall remain unaffected. The Corporation shall have the right at any time after the mailing (or delivery, as the case may be) of notice of its intention to redeem any Class A preferred shares to deposit the Redemption Amount of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Class A preferred shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Class A preferred shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving, subject as hereinafter provided, without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest allowed on such deposit shall belong to the Corporation.

4.7. IDEM - If any taxing authority having jurisdiction alleges that the Redemption Price per Class A preferred share is not the amount as determined by the board of directors of the Corporation pursuant to the provisions of clause 4.5 or proposes to make an assessment of tax on the basis that any gift benefit or advantage is or has been conferred on any person by reason of the issue of or of the redemption or purchase for cancellation or otherwise of any Class A preferred share, the board of directors of the Corporation, after consultation with such taxing authority, may adjust the Redemption Price per Class A preferred share to such other amount as

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may be determined by the board of directors of the Corporation after such consultation and thereafter the Redemption Price per Class A preferred share shall mean the amount as determined by the board of directors of the Corporation after such consultation.

4.8. IDEM - In the event that the Redemption Price per Class A preferred share is increased pursuant to clause 4.7 hereof following a redemption or purchase for cancellation or otherwise of a Class A preferred share, the Corporation shall pay to each holder of Class A preferred shares whose shares were redeemed or purchased for cancellation or otherwise, by way of an increase in the Redemption Price of such Class A preferred shares, an amount equal to the product of the increase per Class A preferred share determined pursuant to clause 4.7 hereof multiplied by the number of shares of such holder so redeemed or purchased for cancellation or otherwise and an amount equal to 8% per annum of such increase, compounded annually, computed from the date of the redemption or purchase for cancellation or otherwise up to and including the date of such payment by the Corporation.

4.9. IDEM - In the event that the Redemption Price per Class A preferred share is decreased pursuant to clause 4.7 hereof following a redemption or purchase for cancellation or otherwise of a Class A preferred share, each person whose Class A preferred share was redeemed or purchased for cancellation or otherwise shall be liable to pay to the Corporation, by way of a reduction of the Redemption Price of such Class A preferred shares, an amount equal to the product of the decrease per Class A preferred share determined pursuant to clause 4.7 hereof multiplied by the number of shares of such holder so redeemed or purchased for cancellation or otherwise and an amount equal to 8% per annum of such decrease, compounded annually computed from the date of the redemption or purchase for cancellation or otherwise up to and including the date of such payment by each such person.

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                      ARTICLE 5. - CLASS B PREFERRED SHARES

5.1. VOTING RIGHTS -The holders of the Class B preferred shares, as such, shall not be entitled to receive notice of or to attend or vote at any meeting or meetings or the shareholders of the Corporation.

5.2. DIVIDEND RIGHTS - The holders of the Class B preferred shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Class B preferred shares, the board of directors may in their sole discretion declare dividends on the Class B preferred shares to the exclusion of any other class of shares of the Corporation.

5.3. PARTICIPATION UPON LIQUIDATION, DISSOLUTION OR WINDING-UP - In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class B preferred shares shall be entitled to receive from the assets of the Corporation a sum equivalent to the aggregate Redemption Amount (as hereinafter defined) of all Class B preferred shares held by them respectively before any amount shall be paid or any assets of the Corporation distributed to the holders of any Class A common shares, Class B common shares, Class C common shares or shares of any other class ranking junior to the Class B preferred shares. After payment to the holders of the Class B preferred shares of the amount so payable to them as above provided they shall not be entitled to share in any further distribution of the assets of the Corporation.

5.4. REDEMPTION AT OPTION OF HOLDER - A holder of Class B preferred shares shall be entitled to require the Corporation to redeem, subject to the requirements of The Corporations Act (Manitoba) as now enacted or as the same may from time to time be amended, re-enacted or replaced, at any time or times all or any of the Class B preferred shares held by such holder by tendering to the Corporation at its registered office a share certificate or certificates representing the Class B preferred shares which the holder desires to have the Corporation redeem together with a request in writing specifying (i) that the holder desires to have the Class B preferred shares represented by such certificate or certificates redeemed by the Corporation, if part only of the shares represented by such certificate or certificates is to be redeemed, the number thereof so to be redeemed and (ii) the business day (herein referred to in this Article 5 as the "Redemption Date") on which the holder desires to have the Corporation redeem such Class B preferred shares. The Redemption Date shall be not less than 30 days (or such shorter period to which the Corporation may consent) after the day on which the request in writing is given to the Corporation. Upon receipt of a share certificate or certificates representing the Class B preferred shares which the holder desires to have the Corporation redeem together with such a request the Corporation shall on the Redemption Date redeem such Class B preferred shares by paying to such holder the Redemption Amount (as hereinafter defined) for each such Class B preferred share being redeemed. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada (or, with the consent of the holder, by any other means of immediately available funds or, with the consent of the holder, by the issuance to the holder of a promissory note of the Corporation payable upon demand without interest or, if all of the holders of the Class B preferred shares consent, by the distribution of assets of the Corporation or by any other means). If a part only of the shares represented by any certificate are redeemed a new certificate for the balance shall be issued at the expense of the Corporation. The said Class B preferred shares shall be redeemed on the Redemption Date and from and after the Redemption Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of a holder of Class B preferred shares in respect thereof unless payment of the Redemption Amount is not made on the Redemption Date, in which event the rights of the holder of the said Class B preferred shares shall remain unaffected.

5.5. REDEMPTION BY CORPORATION - The Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Class B preferred shares on payment of an amount for each share to be redeemed equal to the quotient of the fair market value of such consideration, including any transfer of assets to the Corporation, as is received by the Corporation for the issuance of the Class B preferred shares divided by the number of Class B preferred shares so issued, such quotient being herein referred to in this Article 5 as the "Redemption Price", plus all declared and unpaid dividends thereon, the whole constituting and being herein referred to in this Article 5 as the "Redemption Amount". Such fair market value shall be determined by the board of directors of the Corporation in accordance with generally accepted valuation principles.

5.6. IDEM - In the case of redemption of Class B preferred shares under the provisions of clause 5.5 hereof, the Corporation shall at least 21 days (or, if all of the holders of the Class B preferred shares consent, such shorter period to which they may consent) before the date specified for redemption mail (or with the consent of any particular holder, otherwise deliver) to each person who at the date of mailing (or delivery, as the case may be) is a holder of Class B preferred shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Class B preferred shares. Such notice shall (subject to the consent of any particular holder referred to above) be mailed by letter, postage prepaid, addressed to each such holder at his address as it appears on the records of the Corporation or in the event of the address of any such holder not so appearing then to the last known address of such holder; provided, however, that accident failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof so to be redeemed. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the holders of the Class B preferred shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of Corporation or any other place designated in such notice of the certificates representing the Class B preferred shares called for redemption. Such payment shall be made by certified cheque payable at par at any branch of the Corporation's bankers in Canada (or, with the consent of any particular holder, by any other means of immediately available funds or, with the consent of any particular holder, by the issuance to such holder of a promissory note of the Corporation payable upon demand without interest or, if all of the holders of the Class B preferred shares consent, by the distribution of assets of the Corporation or by any other means). If a part only of the shares represented by any certificate are redeemed a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified for redemption in any such notice the holders of the Class B preferred shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Class B preferred shares in respect thereof unless payment of the Redemption Amount is not made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders of the said Class B preferred shares shall remain unaffected. The Corporation shall have the right at any time after the mailing (or delivery, as the case may be) of notice of its intention to redeem any Class B preferred shares to deposit the Redemption Amount of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Class B preferred shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Class B preferred shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving, subject as hereinafter provided, without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest allowed on such deposit shall belong to the Corporation.

5.7. IDEM - If any taxing authority having jurisdiction alleges that the Redemption Price per Class B preferred share is not the amount as determined by the board of directors of the Corporation pursuant to the provision of clause
5.5 or proposes to make an assessment of tax on the basis that any gift, benefit or advantage is or has been conferred on any person by reason of the issue of or of the redemption or purchase for cancellation or otherwise of any Class B preferred share, the board of directors of the Corporation, after consultation with such taxing authority, may adjust the Redemption Price per Class B preferred share to such other amount as may be determined by the board of directors of the Corporation after such consultation and thereafter the Redemption Price per Class B preferred share shall mean the amount as determined by the board of directors of the Corporation after such consultation.

5.8. IDEM - In the event that the Redemption Price per Class B preferred share is increased pursuant to clause 5.7 hereof following a redemption or purchase for cancellation or otherwise of a Class B preferred share, the Corporation shall pay to each holder of Class B preferred shares whose shares were redeemed or purchased for cancellation or otherwise, by way of an increase in the Redemption Price of such Class B preferred shares, an amount equal to the product of the increase per Class B preferred share determined pursuant to clause 5.7 hereof multiplied by the number of shares of such a holder so redeemed or purchased for cancellation or otherwise and an amount equal to 8% per annum of such increase, compounded annually, computed from the date of the redemption or purchase for cancellation or otherwise up to and including the date of such payment by the Corporation.

5.9. IDEM - In the event that the Redemption Price per Class B preferred share is decreased pursuant to clause 5.7 hereof following a redemption or purchase for cancellation or otherwise of a Class B preferred share, each person whose Class B preferred share was redeemed or purchased for cancellation or otherwise shall be liable to pay to the Corporation, by way of a reduction of the Redemption Price of such Class B preferred shares, an amount equal to the product of the decrease per Class B preferred share determined pursuant to clause 5.7 hereof multiplied by the number of shares of such holder so redeemed or purchased for cancellation or otherwise and an amount equal to 8% per annum of such decrease, compounded annually, computed from the date of the redemption or purchase for cancellation or otherwise up to and including the date of such payment by such person.

                      ARTICLE 6. - CLASS C PREFERRED SHARES

6.1. VOTING RIGHTS - The holders of the Class C preferred shares, as such, shall not be entitled to receive notice of or to attend or vote at any meeting or meetings of the shareholders of the Corporation.

6.2. DIVIDEND RIGHTS - The holders of Class C preferred shares shall be entitled to receive, in respect of each fiscal year of the Corporation, out of the assets of the Corporation properly applicable to the payment of dividends, only if as and when declared by, and in the discretion of, the directors of the Corporation, non-cumulative dividends in an amount or amounts determined by, and in the discretion of, the directors but not to exceed for any fiscal year, in the aggregate, ten percent (10%) of the Class C Preferred Amount per Share (as defined in clause 6.6 hereof) for each such Class C preferred share held. If within four months after the expiration of any fiscal year of the Corporation, the directors of the Corporation shall not have declared the said maximum permitted non-cumulative dividends in respect of that fiscal year on the Class C preferred shares, then the right of the holders thereof to such dividends or to any undeclared part thereof in respect of any such fiscal year shall be forever extinguished. The holders of the Class C preferred shares shall not be entitled to any dividends in respect thereof other than or in excess of the dividends provided for in this clause 6.2, and, subject to clause 6.3 hereof, shall not otherwise be entitled to share in the profits or assets of the Corporation.

6.3. RETURN OF CAPITAL - Upon the liquidation, dissolution or winding-up of the Corporation, whether voluntary or otherwise, or other distribution of the assets of the Corporation or repayment of capital to its shareholders for the purpose of winding-up its affair (the liquidation, dissolution or winding-up of the Corporation, whether voluntary or otherwise, or other distribution of the assets of the Corporation or repayment of capital to its shareholders for the purpose of winding-up its affairs, for purposes of this clause 6.3, hereinafter collectively referred to as the "Winding-Up of the Corporation") the holders of the Class C preferred shares shall be entitled to receive, in priority to the holders of the Class A common shares, the Class B common shares and the Class C common shares, subordinate to the holders of the Class A preferred shares and the Class B preferred shares but rateably with the holders of the Class D preferred shares, an amount out of the property and assets of the Corporation equal to the Class C Preferred Amount per share for each such Class C preferred share held, together with all declared but unpaid dividends thereon. After payment to the holders of the Class C preferred shares of the Class C Preferred Amount per Share together with all declared but unpaid dividends thereon as aforesaid, the holders of the Class C preferred shares shall have no right or claim to any of the remaining property and assets of the Corporation. If the property and assets distributable on such Winding-Up of the Corporation shall, after distribution has been made to the holders of the Class A preferred shares and the Class B preferred shares of the amounts distributable to each, respectively, be insufficient to permit the payment to the holders of all of the Class C preferred shares of the full amount payable to them upon such Winding-Up of the Corporation, then the remaining property and assets, or the proceeds thereof, shall be distributed among the holders of the Class C preferred shares, rateably with the holders of the Class D preferred shares, in the proportion to the respective amounts the holders of the Class C preferred shares and the Class D preferred shares would be entitled to receive upon such Winding-Up of the Corporation. For greater certainty, it is hereby declared that upon the Winding-Up of the Corporation, the holders of the Class C preferred shares then outstanding shall be entitled to receive the Class C Preferred Amount per share together with all declared but unpaid dividends thereon in full before any payment or distribution of assets shall be made to the holders of the Class A common shares, the Class B common shares or the Class C common shares.

6.4. RETRACTION PRIVILEGE - Any holder of Class C preferred shares be entitled to require the Corporation to redeem, subject to the provision of The Corporations Act (Manitoba) existing from time to time, at anytime or from time to time all or any part of the Class C preferred shares registered in the name of such holder on the books of the Corporation, by tendering to the Corporation, at its registered office, the share certificate or certificates representing the Class C preferred shares which the registered holder thereof desires to have the Corporation redeem (in this Article 6, the "Retracted Shares"), together with a request in writing (in this Article 6, the "Holder's Request") specifying (1) that the registered holder desires to have the Retracted Shares (whether represented by all or a portion of the share certificate or certificates so tendered) redeemed by the Corporation and (2) the business day (in this Article 6, the "Retraction Date") on which such holder desires to have the Corporation redeem the Retracted Shares. Upon the receipt of a share certificate or certificates representing the Retracted Shares together with the Holder's Request, on the Retraction Date the Corporation shall redeem the Retracted Shares by paying the registered holder thereof, in the manner herein provided for, the Class C Preferred Amount per share for each such share to be redeemed together with all declared but unpaid dividends thereon to and including the Retraction Date (in this Article 6, collectively, the "Retraction Price"). Payment of the Retraction Price may be made by cheque payable at par at any branch of the Corporation's banker for the time being in Canada or, with the consent of the registered holder thereof, the Corporation may deliver a note evidencing the obligation of the Corporation to the registered holder in the amount of the Retraction Price payable on demand with interest after demand only at a variable rate of interest equal to the Prime Rate (as hereinafter defined) plus 2% per annum (in this Article 6, the "Demand Interest Rate") or, with the consent of the registered holder thereof by any other means. The term "Prime Rate" as used in this Article 6 means the variable rate of interest expressed as a percentage per annum determined, announced and adjusted by The Bank of Nova Scotia from time to time as a reference rate for commercial loans made in Canada in Canadian dollars. The Retracted Shares shall be redeemed on the Retraction Date, and from and after the Retraction Date such shares shall cease to be entitled to exercise any of the rights of holders of Class C preferred shares in respect thereof unless payment of the Retraction Price, in the manner herein provided for, is not made on the Retraction Date. In the event that the Corporation shall not have made payment of the Retraction Price, in the manner herein provided for, on or before the Redemption Date, the holder of the Retracted Shares shall have the option to rescind the redemption, in which event the rights of the holder of the Retracted Shares shall remain unaffected, or to otherwise require the Corporation to redeem the Retracted Shares and pay the Retraction Price as aforesaid. If a part only of the Retracted Shares represented by any share certificate is redeemed a new share certificate for the balance thereof shall be issued at the expense of the Corporation. Retraction proceeds that are represented by a cheque which has not been presented to the Corporation's banker for payment or that otherwise remain unclaimed for a period of six years from the Retraction Date shall be forfeited to the Corporation.

6.5. REDEMPTION - The Corporation may, upon giving notice as hereinafter provided, redeem, at any time or from time to time, the whole or any part of the then outstanding Class C preferred shares, on payment for each share to be redeemed of the Class C Preferred Amount per Share together with all declared but unpaid dividends thereon (in this Article 6 collectively, the "Redemption Price"). In the event of a redemption or part only of the then outstanding
Class C
preferred shares, such redemption shall be effected pro rata among the holders thereof, provided, that, with the prior written consent of all the holders thereof, such redemption may be effected selectively among the holders thereof such that, for greater certainty, the Class C preferred shares of one or more holders thereof may be redeemed without the Class C preferred shares or other holders thereof being redeemed concurrently therewith or at all. In the case of such redemption of Class C preferred shares, the Corporation shall communicate to each person (whose or part of whose Class C preferred shares are to be redeemed) who at the date of such communication is a registered owner of the Class C preferred shares to be redeemed, a notice in writing (in this Article 6, the "Redemption Notice") of the intention of the Corporation to redeem such Class C preferred shares, and the date specified for redemption (in this Article 6, the "Redemption Date"). The Redemption Notice shall be communicated to each such person at such person's address as the same appears on the books of the Corporation, in the manner provided for in clause 8.2 hereof. Accidental failure or omission to communicate the Redemption Notice to one or more holders shall not affect the validity of such redemption but upon such failure or omission being discovered, the Redemption Notice shall be forthwith communicated to such holder or holders and shall have the same force and effect as if given in due time. The Redemption Notice shall set out the Redemption Price and the Redemption Date and, if part only of the Class C preferred shares held by the person to whom such Redemption Notice is addressed is to be redeemed, the number thereof so to be redeemed. On or after the Redemption Date, the Corporation shall pay or cause to be paid, in the manner herein provided for, to or to the order of the registered holders of the Class C preferred shares so to be redeemed, the Redemption Price in respect thereof, on presentation and surrender at the registered office of the Corporation, or any other place designated in the Redemption Notice, of the share certificate or certificates representing the Class C preferred shares so called for redemption. Such payment may be made by cheque or draft of the Corporation payable at par at any branch of the Corporation's banker for the time being in Canada or, with the consent of the registered holder thereof, the Corporation may deliver a note evidencing the obligation of the Corporation to the registered holder in the amount of the Redemption Price payable on demand, with interest after demand only at the Demand Interest Rate or, with the consent of the registered holder thereof, by any other means. If a part only of the shares represented by any share certificate is redeemed a new share certificate for the balance thereof shall be issued at the expense of the Corporation. The Corporation shall have the right, at any time after the communication of the Redemption Notice, to deposit the aggregate Redemption Price for the Class C preferred shares so called for redemption, or of such of the Class C preferred shares which are represented by certificates which have not, at the date of such deposit, been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in the Redemption Notice, to be paid on or after the Redemption Date without interest to or to the order of the respective holders of the Class C preferred shares called for redemption upon presentation and surrender to such bank or trust company of the share certificate or certificates representing such shares. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Class C preferred shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, their proportionate part of the aggregate Redemption Price so deposited upon presentation and surrender of the said share certificate or certificates held by them respectively. Any interest allowed on any such deposits shall belong to the Corporation. From and after the date specified for redemption in the Redemption Note, the

Class C preferred shares called for redemption shall cease to be entitled to exercise any of the rights of shareholders in respect of such shares unless payment of the Redemption Price in respect thereof shall not be made, in the manner herein provided for, upon presentation and surrender of the share certificate or certificates in accordance with the foregoing provisions, in which case the rights of the holders thereof shall remain unaffected. Redemption proceeds that are represented by a cheque which has not been presented to the Corporation's banker for payment or that otherwise remain unclaimed (including money held on deposit in a special account as hereinbefore provided) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

6.6.     CLASS C PREFERRED AMOUNT PER SHARE -

(a) In this Article 6, the term "Aggregate Class C Preferred Amount" shall mean and be interpreted to be a fixed amount equal to the fair market value (the "Class C Consideration Value") at the time of the first issuance of any Class C preferred shares (the "Valuation Date") of the consideration described in clause 6.6(d) hereof (the "Class C Consideration") and the term "Class C Preferred Amount per Share" in respect of each issued Class C preferred share shall mean and be interpreted to be a fixed amount equal to the quotient obtained when:

         (i)      the Aggregate Class C Preferred Amount is divided by

         (ii)     the number of Class C preferred shares issued at the Valuation
                  Date;

(b) Subject to, and unless adjusted by virtue of, the operation of clause 6.6(c) hereof, the Class C Consideration Value and the resulting Class C Preferred Amount per Share shall be calculated and determined as at the Valuation Date, which determination shall be made and recorded by the directors in the records of the Corporation and which Class C Preferred Amount per Share so recorded may be referred to in this clause and clause 6.6(c) as the "Determined Amount"; and subject only to clause 6.6(c) hereof, a determination and recording of the Determined Amount by the directors shall be conclusive and binding upon the Corporation and its shareholders;

(c) Provided always that in the event that, at any time, the Department of National Revenue, Taxation or other competent taxing authority having jurisdiction (the "Department" shall rule or otherwise determine (or so advise that it considers):

         (i) the Class C Consideration Value to be greater, or less, than the amount determined by the directors pursuant to clause 6.6(b) hereof,

         and if such ruling, determination or advice, or any notice of assessment or reassessment issued or other action or thing done by the Department, which relates to the said Class C Consideration Value or the resulting Class C Preferred Amount per Share shall:

         (ii) be accepted and agreed to by the Corporation and all affected shareholders, or

         (iii) if there be no such acceptance, in the event of any appeal therefrom,

         then the Class C Consideration Value and the resulting Class C Preferred Amount per Share shall be the amount determined for such purpose which either:

         (iv) the Department and the Corporation and all affected shareholders by agreement, or

         (v) the highest judicial authority to which any such assessment or reassessment or other action shall have been appealed and from which no further appeal may or shall be taken,

         as the case may be, shall have determined to be the appropriate amount such that the Aggregate Class C Preferred Amount shall have been equal to the Class C Consideration Value on the Valuation Date, which determination shall be deemed to have been made and effective nunc pro tunc, retroactive to the Valuation Date, and all necessary adjustments, payments or repayments or other calculations, acts or things (which may include further Articles of Amendment), as may be required in order to give effect to the said retroactive change, shall be made and attended to forthwith and shall be deemed to have been effective, and to have been binding upon the Corporation and its shareholders, nunc pro tunc, retroactive to the Valuation Date. Without limitation upon the foregoing, if the Class C Preferred Amount per Share shall be greater than the Determined Amount, the Corporation shall pay the excess to any person whose Class C preferred shares shall have been redeemed, and if the Class C Preferred Amount per Share shall be less than the Determined Amount, the Corporation shall be reimbursed the shortfall by any person whose Class C preferred shares shall have been redeemed; and if any amount shall have been purported to have been paid as dividends by the Corporation on any Class C preferred shares in respect of any fiscal year at a rate in excess of ten percent (10%) of the Class C Preferred Amount per Share as finally determined, then the holders of such Class C Preferred Shares shall reimburse the Corporation the amount of such excess, which excess shall be deemed to have been paid as a loan by the Corporation to any such shareholder.

(d) The consideration which is referred to in clause 6.6(a) for the purposes of this Article is the consideration received by the Corporation as consideration for the Class C preferred shares first issued by the Corporation at the Valuation Date.

                     ARTICLE 7. - CLASS D PREFERRED SHARES

7.1. VOTING RIGHTS - The holders of the Class D preferred shares, as such, shall not be entitled to receive notice of or to attend or vote at any meeting or meetings of the shareholders of the Corporation.

7.2. DIVIDEND RIGHTS - The holders of the Class D preferred shares shall be entitled to receive, in respect of each fiscal year of the Corporation, out of the assets of the Corporation properly applicable to the payment of dividends, only if, as and when declared by, and in the discretion of, the directors of the Corporation, non-cumulative dividends in an amount or amounts determined by, and in the discretion of, the directors but not to exceed for any fiscal year, in the aggregate, ten percent (10%) of the Class D Preferred Amount per Share (as defined in clause 7.6 hereof) for each such Class D preferred share held. If within four months after the expiration of any fiscal year of the Corporation, the directors of the Corporation shall not have declared the said maximum permitted non-cumulative dividends in respect of that fiscal year on the Class D preferred shares, then the right of the holders thereof to such dividends or to any undeclared part thereof in respect of any such fiscal year shall be forever extinguished. The holders of the Class D preferred shares shall not be entitled to any dividends in respect thereof other than or in excess of the dividends provided for in this clause 7.2, and, subject to clause 7.3 hereof, shall not otherwise be entitled to share in the profits or assets of the Corporation.

7.3. RETURN OF CAPITAL - Upon the liquidation, dissolution or winding-up of the Corporation, whether voluntary or otherwise, or other distribution of the assets of the Corporation or repayment of capital to its shareholders for the purpose of winding-up its affairs (the liquidation, dissolution or winding-up of the Corporation, whether voluntary or otherwise, or other distribution of the assets of the Corporation or repayment of capital to its shareholders for the purpose of winding-up its affairs, for purposes of this clause 7.3, hereinafter collectively referred to as the "Winding-Up of the Corporation") the holders of the Class D preferred shares shall be entitled to receive, in priority to the holders of the Class A common shares, the Class B common shares and the Class C common shares, subordinate to the holders of the Class A preferred shares and the Class B preferred shares but ratably with the holders of the Class C preferred shares, an amount out of the property and assets of the Corporation equal to the Class D Preferred Amount per Share for each such Class D preferred share held, together will all declared but unpaid dividends thereon. After payment to the holders of the Class D preferred shares of the Class D Preferred Amount per Share together with all declared but unpaid dividends thereon as aforesaid, the holders of the Class D preferred shares shall have no right or claim to any of the remaining property and assets of the Corporation. If the property and assets distributable on such Winding-Up of the Corporation shall, after distribution has been made to the holders of the Class A preferred shares and the Class B preferred shares of the amounts distributable to each, respectively, be insufficient to permit the payment to the holders of all of the Class D preferred shares of the full amount payable to them upon such Winding-Up of the Corporation, then such property and assets, or the proceeds thereof, shall be distributed among the holders of the Class D preferred shares, rateably with the holders of the Class C preferred shares, in proportion to the respective amounts the holders of the Class C preferred shares and the Class D preferred shares would be entitled to receive upon such Winding-Up of the Corporation. For greater certainty, it is hereby declared that upon the Winding-Up of the Corporation, the holders of the Class D preferred shares then outstanding shall be entitled to receive the Class D Preferred Amount per Share together with all declared but unpaid dividends thereon in full before any payment or distribution of assets shall be made to the holders of the Class A common shares, the Class B common shares or the Class C common shares.

7.4. RETRACTION PRIVILEGE - Any holder of Class D preferred shares shall be entitled to require the Corporation to redeem, subject to the provisions of The Corporations Act (Manitoba) existing from time to time, at any time or from time to time, all or any part of the Class D preferred shares registered in the name of such holder on the books of the Corporation, by tendering to the Corporation, at its registered office, the share certificate or certificates representing the Class D preferred shares which the registered holder thereof desires to have the Corporation redeem (in this Article 7, the "`Retracted Shares"), together with a request in writing (in this Article 7, the "Holder's Request"), specifying (1) that the registered holder desires to have the Retracted Shares (whether represented by all or a portion of the share certificate or certificates so tendered) redeemed by the Corporation and (2) the business day (in this Article 7, the "Retraction Date") on which such holder desires to have the Corporation redeem the Retracted Shares. Upon the receipt of a share certificate or certificates representing the Retracted Shares together with the Holder's Request, on the Retraction Date the Corporation shall redeem the Retracted Shares by paying the registered holder thereof in the manner herein provided for, the Class D Preferred Amount per share for each such share to be redeemed together with all declared but unpaid dividends thereon to and including the Retraction Date (in this Article 7, collectively, the "Retraction Price"). Payment of the Retraction Price may be made by cheque payable at par at any branch of the Corporation's banker for the time being in Canada or, with the consent of the registered holder thereof, the Corporation may deliver a note evidencing the obligation of the

Corporation to the registered holder in the amount of the Retraction Price payable on demand with interest after demand only at a variable rate of interest equal to the Prime Rate (as hereinafter defined) plus 2% per annum (in this Article 7, the "Demand Interest Rate") or, with the consent of the registered holder thereof, by any other means. The term "Prime Rate" as used in this
Article 7 means the variable rate of interest expressed as a percentage per annum determined, announced and adjusted by The Bank of Nova Scotia from time to time as a reference rate for commercial loans made in Canada in Canadian dollars. The Retracted Shares shall be redeemed on the Retraction Date, and from and after the Retraction Date such shares shall cease to be entitled to exercise any of the rights of holders of Class D preferred shares in respect thereof unless payment of the Retraction Price, in the manner herein provided for, is not made on the Retraction Date. In the event that the Corporation shall not have made payment of the Retraction Price, in the manner herein provided for, on or before the Redemption Date, the holder of the Retracted Shares shall have the option to rescind the redemption, in which event the rights of the holder of the Retracted Shares shall remain unaffected, or to otherwise require the Corporation to redeem the Retracted Shares and pay the Retraction Price as aforesaid. If a part only of the Retracted Shares represented by any share certificate is redeemed a new share certificate for the balance thereof shall be issued at the expense of the Corporation. Retraction proceeds that are represented by a cheque which has not been presented to the Corporation's banker for payment or that otherwise remain unclaimed for a period of six years from the Retraction Date shall be forfeited to the Corporation.

7.5. REDEMPTION - The Corporation may, upon giving notice as hereinafter provided, redeem, at any time or from time to time, the whole or any part of the then outstanding Class D preferred shares, on payment for each share to be redeemed of the Class D Preferred Amount per Share together with all declared but unpaid dividends thereon (in this Article 7 collectively, the "Redemption Price"). In the event of a redemption or part only of the then outstanding Class D preferred shares, such redemption shall be effected pro rata among the holders thereof provided, that, with the prior written consent of all the holders thereof, such redemption may be effected selectively among the holders thereof such that, for greater certainty, the Class D preferred shares, of one or more holders thereof may be redeemed without the Class D preferred shares of other holders thereof being redeemed concurrently therewith or at all. In the case of such redemption of Class D preferred shares, the Corporation shall communicate to each person (whose or part of whose Class D preferred shares are to be redeemed) who at the date of such communication is a registered owner of the Class D preferred shares to be redeemed, a notice in writing (in this Article 7, the "Redemption Notice") of the intention of the Corporation to redeem such Class D preferred shares, and the date specified for redemption (in this Article 7, the "Redemption Date"). The Redemption Notice shall be communicated to each such person at such person's address as the same appears on the books of the Corporation, in the manner provided for in clause 8.2 hereof. Accidental failure or omission to communicate the Redemption Notice to one or more holders shall not affect the validity of such redemption but upon such failure or omission being discovered, the Redemption Notice shall be forthwith communicated to such holder or holders and shall have the same force and effect as if given in due time. The Redemption Notice shall set out the Redemption Price and the Redemption Date and, if part only of the Class D preferred shares held by the person to whom such Redemption Notice is addressed is to be redeemed, the number thereof so to be redeemed. On or after the Redemption Date, the Corporation shall pay or cause to be paid, in the manner herein provided for, to or to the order of the registered holders of the Class D preferred shares so to be redeemed, the Redemption Price in respect thereof, on presentation and surrender at the registered office of the Corporation, or any other place designated in the Redemption Notice, of the share certificate or certificates representing the Class D preferred shares so called for redemption. Such payment may be made by cheque or draft of the Corporation payable at par at any branch of the Corporation's banker for the time being in Canada or, with the consent of the registered holder thereof, the Corporation may deliver a note evidencing the obligation of the Corporation to the registered holder in the amount of the Redemption Price payable on demand, with interest after demand only at the Demand Interest Rate or, with the consent of the registered holder thereof, by any other means. If a part only of the shares represented by any share certificate is redeemed a new share certificate for the balance thereof shall be issued at the expense of the Corporation. The Corporation shall have the right, at any time after the communication of the Redemption Notice, to deposit the aggregate Redemption Price for the Class D preferred shares so called for redemption, or of such of the Class D preferred shares which are represented by certificates which have not, at the date of such deposit, been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in the Redemption Notice, to be paid on or after the Redemption Date without interest to or to the order of the respective holders of the Class D preferred shares called for redemption upon presentation and surrender to such bank or trust company of the share certificate or certificates representing such shares. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Class D preferred shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, their proportionate part of the aggregate Redemption Price so deposited upon presentation and surrender of the said share certificate or certificates held by them respectively. Any interest allowed on any such deposits shall belong to the Corporation. From and after the date specified for redemption in the Redemption Notice, the Class D preferred shares called for redemption shall cease to be entitled to exercise any of the rights of shareholders in respect of such shares unless payment of the Redemption Price in respect thereof shall not be made, in the manner herein provided for, upon presentation and surrender of the share certificate or certificates in accordance with the foregoing provisions, in which case the rights of the holders thereof shall remain unaffected. Redemption proceeds that are represented by a cheque which has not been presented to the Corporation's banker for payment or that otherwise remain unclaimed (including money held on deposit in a special account as hereinbefore provided) for a period of six years from the. date specified for redemption shall be forfeited to the Corporation.

7.6.     CLASS D PREFERRED AMOUNT PER SHARE -

(a) In this Article 7, the term "Aggregate Class D Preferred Amount" shall mean and be interpreted to be a fixed amount equal to the fair market value (the "Class D Consideration Value") at the time of the first issuance of any Class D preferred shares (the "Valuation Date" of the consideration described in clause 7.6(d) hereof (the "Class D Consideration") and the term "Class Preferred Amount per Share" in respect of each issued Class D preferred share shall mean and be interpreted to be a fixed amount equal to the quotient obtained when:

         (i)      the Aggregate Class D Referred Amount is divided by

         (ii)     the number of Class D preferred shares issued at the Valuation
                  Date;

(b) Subject to, and unless adjusted by virtue of, the operation of clause 7.6(c) hereof, the Class D Consideration Value and the resulting Class D Preferred Amount per Share shall be calculated and determined as at the Valuation Date, which determination shall be made and recorded by the directors in the records of the Corporation and which Class D Preferred Amount per Share so recorded may be referred to in this clause and clause 7.6(c) as the "Determined Amount"; and subject only to clause 7.6(c) hereof, a determination and recording of the Determined Amount by the directors shall be conclusive and binding upon the Corporation and its shareholders;

(c) Provided always that in the event that, at any time, the Department shall rule or otherwise determine (or so advise that it considers):

         (i) the Class D Consideration Value to be greater, or less, than the amount determined by the directors pursuant to clause 7.6(b) hereof,

         and if such ruling, determination or advice, or any notice of assessment or reassessment issued or other action or thing done by the Department, which relates to the said Class D Consideration Value or the resulting Class D Preferred Amount per Share shall:

         (ii) be accepted and agreed to by the Corporation and all affected shareholders, or

         (iii) if there be no such acceptance, in the event of any appeal therefrom,

         then the Class D Consideration Value and the resulting Class D Preferred Amount per Share shall be the amount determined for such purpose which either:

         (iv) the Department and the Corporation and all affected shareholders by agreement, or

         (v) the highest judicial authority to which any such assessment or reassessment or other action shall have been appealed and from which no further appeal may or shall be taken,

         as the case may be, shall have determined to be the appropriate amount such that the Aggregate Class D Preferred Amount shall have been equal to the Class D Consideration Value on the Valuation Date, which determination shall be deemed to have been made and effective nunc pro tunc, retroactive to the Valuation Date, and all necessary adjustments, payments or repayments or other calculations, acts or things (which may include further Articles of Amendment), as may be required in order to give effect to the said retroactive change, shall be made and attended to forthwith and shall be deemed to have been effective, and to have been binding upon the Corporation and its shareholders, nunc pro tunc, retroactive to the Valuation Date. Without limitation upon the foregoing, if the Class D Preferred Amount per Share shall be greater than Determined Amount, the Corporation shall pay the excess to any person whose Class D preferred shares shall have been redeemed, and if the Class D Preferred Amount per Share shall be less than the Determined Amount, the Corporation shall be reimbursed the shortfall by any person whose Class D preferred shares shall have been redeemed; and if any amount shall have been purported to have been paid as dividends by the Corporation on any Class D preferred shares in respect of any fiscal year at a rate in excess of ten percent (10%) of the Class D Preferred Amount per Share as finally determined, then the holders of such Class D preferred shares shall reimburse the Corporation the amount of such excess, which excess shall be deemed to have been paid as a loan by the Corporation to any such shareholder.

(d) The consideration which is referred to in clause 7.6(a) for the purposes of this Article is the consideration received by the Corporation as consideration for the Class D preferred shares first issued by the Corporation at the Valuation Date.

                           ARTICLE 8. - MISCELLANEOUS

8.1. PURCHASE OF SHARES - Subject 'to the rights attaching to the Class A preferred shares, the Class B preferred shares, the Class C preferred shares and the Class D preferred shares the Corporation may, at any time or from time to time, purchase for cancellation the whole or any part of the outstanding shares of any class or classes of the Corporation (1) by invitation for tenders addressed to all of the holders of record of the class or classes of shares which the Corporation so desires to purchase for cancellation or (2) by private contract with any holder or holders of shares of any class or classes of the Corporation with the consent of all the holders of the shares of such class or classes, the lowest price or prices which, in the opinion of the directors, such shares are then obtainable. If, in response to an invitation for tenders as hereinbefore provided, more shares of the particular class or classes are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and so required, and so on and so forth, the tenders submitted at progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price than the Corporation is prepared to purchase shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of such shares of such class or classes so tendered by each of the holders of such shares who submitted tenders at that price.

NOTICES - Any cheque or notice or other communication (which, whether or not expressly stipulated herein, shall be in writing) from the Corporation to a holder of shares of the Corporation or from a holder of shares of the Corporation to the Corporation may be (1) delivered personally by leaving it with the party to whom it is to be so communicated, (2) communicated by facsimile transmission to the party to whom it is to be communicated or (3) mailed by prepaid registered mail (with acknowledgment of receipt requested) to the party to whom it is to be communicated. Any such communication to the Corporation may be so communicated to the Corporation at its registered office or to any director of the Corporation. If such a communication is delivered to the party to whom it is to be communicated, it shall be deemed to have been validly communicated to, and received by, such party on the business day of delivery. If such a communication is communicated by facsimile transmission, it shall be deemed to have been validly communicated to, and received by, the party to whom it was to be communicated on the expiry of eight hours after it was transmitted or 9:00 a.m. (local time) on the first business day next following its transmission, whichever is the later. If such a communication is communicated by mail, it shall be deemed to have been validly communicated to, and received by the party to whom it was to be communicated, on the third business day next following the mailing thereof in Canada or the United States of America, provided that no party shall mail any such communication during any period during which Canadian postal workers or the United States Postal Service, whether in the whole of Canada or the United States of America, or in any region thereof from which such communication is to be sent or where such a communication is to be so communicated, are on strike, are withholding their services for any reason whatsoever (whether lawfully or otherwise) or are locked out, or if any such strike, withholding of services or lock-out is threatened or has only been terminated so that, in the result, it may be reasonably anticipated that the normal delivery of mail will be adversely affected.

                                   SCHEDULE B

                FIRST DIRECTORS OF GLOBAL COMMUNICATIONS LIMITED

                  The names and municipalities of residence of the first directors of the Corporation are as follows:

     NAME          MUNICIPALITY OF RESIDENCE   RESIDENT CANADIAN
----------------   -------------------------   ------------------
Leonard Asper         Winnipeg, Manitoba              Yes
Thomas C. Strike      Winnipeg, Manitoba              Yes
Peter D. Viner         Toronto, Ontario               Yes
Gerald R. Noble        Toronto, Ontario               Yes